SUB-ITEM 77C - ASGI Mesirow Insight TEI Fund I, LLC

A Special Meeting (the "Meeting") of Members of the Funds ("Members") of ASGI Mesirow Insight Fund I, LLC, ASGI Mesirow Insight TEI Fund I, LLC, ASGI Mesirow Insight Fund A, LLC, ASGI Mesirow Insight TEI Fund A, LLC (collectively the "Feeder Funds") and ASGI Mesirow Insight Fund, LLC (the "Master Fund" and collectively with the Feeder Funds, the "Funds") was held on November 17, 2011 at the offices of Alternative Strategies Group, Inc., 401 South Tryon Street, 5th Floor, Dollar Room, Charlotte, North Carolina, 28202. The following proposals were submitted for a vote of the shareholders:

1. To elect seven nominees proposed to serve as Managers of the ASGI Mesirow Insight TEI Fund I, LLC's Board of Managers.


                    For          %     Against     %     Abstain     %

Adam Taback       27173.982   83.681%    0         0        0        0

Dennis Schmal     27173.982   83.681%    0         0        0        0

James Dean        27173.982   83.681%    0         0        0        0

James Dunn        27173.982   83.681%    0         0        0        0

Stephen Golding   27173.982   83.681%    0         0        0        0

James Hille       27173.982   83.681%    0         0        0        0

Jonathan Hook     27173.982   83.681%    0         0        0        0

2. To approve an investment advisory agreement pursuant to which Alternative Strategies Group, Inc. would replace Wells
Fargo Alternative Asset Management, LLC as investment adviser to the Master Fund.

    For          %         Against       %       Abstain       %
  27173.982   83.681%         0          0          0          0

3. To approve an investment sub-advisory agreement pursuant to which Mesirow Advanced Strategies, Inc. would be appointed as sub-adviser to the Master Fund.

    For          %        Against        %      Abstain        %
  27173.982   83.681%       0            0         0           0

4. To approve an Amended and Restated Limited Liability Company Agreement for the Master Fund that would result in a change in the tax status of the Master Fund from a partnership to a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended in order to provide 1099 tax reporting, the creation of two classes of Master Fund shares, and certain changes to the Master Fund's repurchase procedures.

    For          %        Against         %       Abstain       %
  27173.982   83.681%        0            0          0          0

5. To reorganize the Funds' master-feeder investment structure into a single fund with a multi-class share investment structure.

    For          %        Against         %       Abstain       %
  27173.982   83.681%       0             0         0           0

6. To approve two fundamental investment policies for the Master Fund.

    For          %        Against         %       Abstain       %
  27173.982   83.681%        0            0         0           0

7. To transact such other business as may properly come before the Meeting.

                      NONE